

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Olivier Rabiller
President and Chief Executive Officer
Garrett Motion Inc.
La Piece 16
Rolle, Switzerland 1180

Re: Garrett Motion Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 14, 2022
File No. 001-38636

Dear Olivier Rabiller:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing